

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 8, 2010

Via U.S. mail and facsimile (405) 879-0175

Mr. George Shaw
President and Director
Energas Resources, Inc.
800 Northeast 63rd St.
Oklahoma City, OK 73105

> **Re: Energas Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed June 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2009**
> **Filed July 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2009**
> **Filed September 14, 2009**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2009**
> **Filed December 15, 2009**
> **File No. 000-33259**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 31, 2009

Item 9A. Controls and Procedures, page 22

1.   We have not received a response to prior comments 4 and 5 from our letter dated October 7, 2009. Please amend your filing to provide the information requested in that comment.

Exhibits, page 30

2.   We have not received a response to prior comment 3 from our letter dated November 25, 2009. Please amend your filing to provide the information requested in that comment.

Form 10-Q for Fiscal Quarter Ended April 30, 2009
Form 10-Q for Fiscal Quarter Ended July 31, 2009
Form 10-Q for Fiscal Quarter Ended October 31, 2009

Note 7 – Purchase of Uintah County, Utah Well, page 12

3.   We note your purchase of an 85% working interest in the Conoco Federal #22-1 well for $7.2 million. We also note you issued 1 million shares of your Series A preferred stock valued at $7.1 million and it appears that you determined the value of the preferred stock based on the value of the well, which was determined by the present value discounted at 10% of cash flows from an independent reserve report conducted as of July 1, 2009. Please clarify how you determined that the fair value of your interest in the well (asset received) is more clearly evident than the fair value of your preferred stock (asset surrendered). In this respect, please clarify the all of the material terms of the Series A preferred stock and how those terms created such a large increase in the fair value of the preferred shares when compared to your common stock that was trading at approximately $0.03 per share on July 29, 2009.

4.   Further, provide an analysis which supports your determination of the fair value of the acquired working interest in the well. We note your revenues continued to decline in the quarter the well was acquired.

5.   Tell us and disclose the results of your interim full-cost ceiling test at October 31, 2009.

Item 4T. Controls and Procedures

6.   We have not received a response to prior comment 6 from our letter dated October 7, 2009. Please amend your filings to provide the information requested in that comment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

/s/ Chris White

Chris White
Branch Chief